UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant: Netflix Inc. [CIK: 0001065280; EIN number: 77-0467272]

2. Name of Person Relying on Exemption: Scott Klarquist

3. Address of Person Relying on the Exemption: 85 Broad St, 18th Floor, New York NY 10005

4. Written Material. The following written materials are attached: Letter to Netflix Shareholders, dated April 28, 2022

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498

Dear Fellow Netflix Shareholders:

The undersigned, Scott Klarquist ("Mr Klarquist", "I" or "me"), is writing to you regarding recent events concerning Netflix Inc., a Delaware corporation ("Netflix", "NFLX" or the "Company"), and to provide certain recommendations on how I think shareholders should vote at the annual meeting just over a month from now, on June 2, 2022. In summary, I believe that shareholders should register their disappointment with our board's performance by voting "WITHHOLD" with respect to all of Netflix's "independent" directors UNLESS the following two things occur: (A) our Company IMMEDIATELY begins buying back substantial amounts of stock under the Company's current $4.4 billion stock repurchase authorization and (B) each such director buys a meaningful amount of stock on the open market to demonstrate that such director's financial incentives are properly aligned with those of Netflix's shareholders. Anything less is unacceptable.

To say the recent stock price performance has been disappointing would be a major understatement-as of this writing, down 73% from the high of $690/share reached just six months ago(!) is downright shocking and calamitous. Nevertheless, it registers a plain fact: Investors are NOT happy with the way things are going at our company. While I believe Reed Hastings and his executive team have done an outstanding job building a superior streaming TV business (indeed, best in class) with major scale and other advantages over its competitors, no company can afford to rest on its laurels. Perhaps some complacency has crept in at our Company. Take, for example, the marked rise in "Woke" programming at Netflix, such as the Colin Kaepernick series "Colin in Black and White". I watched the first episode of this monstrosity and got about 3 minutes in before cancelling it in disgust (Mr Kaepernick was comparing NFL players, who get paid millions of dollars to play a game, to literal slaves) [FN 1]. Why would our Company (or any company, for that matter?), that is supposed to be concerned with entertainment, fund divisive nonsense such as this? More recently, Elon Musk summed up Netflix's programming "issues" with the following Tweet: "The woke mind virus is making Netflix unwatchable" [FN 2]. Is it Netflix's strategy to deliberately alienate half (if not more) of its audience? Not surprisingly, partisan political operatives like Susan Rice have been appointed to our board in recent years, leading one to question whether Netflix's board views the company's business objective as delighting people or force-indoctrinating them. Jeff Bezos reportedly left a chair empty at every company meeting at Amazon: he explained it was "for the customer". Netflix should institute such a rule ASAP and, in addition, emblazon over its corporate headquarters the motto "Get Woke, Go Broke" (as the Netflix investor base is quickly learning).

Fortunately, there is a silver lining to the recent stock price collapse: it makes purchasing stock much cheaper! Our Company has $4,400,000,000 authorized to do just that, buy back our deflated stock. At today's prices, this means Netflix could repurchase around 5% of the outstanding shares (Netflix's current market cap is $84 billion), a boon for loyal shareholders who decide to (as management stated on its recent earnings call) "get to the other side" of the troubles. It would seem a no-brainer to forego the last-and probably least important-$4.4 billion in budgeted content spend for 2022 and instead deploy that capital into stock buybacks, given that the return on this investment is obviously quantifiable (whereas the RIOC on content spend is theoretical at best). If Netflix earns $10/share this year, buying back stock from a shareholder perspective is equivalent to our Company purchasing a bond with a 5.3% coupon ($10 divided by $189). But if Netflix earns $20/share in 2025, for example, the return increases to 10.6%. In other words, the benefits of stock buybacks COMPOUND over time at great companies (because their earnings similarly compound). Conversely, investments in intellectual property such as television series normally decay in value over time. Importantly, though, Netflix needs to strike while the iron is hot and the stock price low in relation to future earnings. As Carl Icahn (himself formerly a large NFLX shareholder) said in his January 2014 letter to Tim Cook, at a time when Apple was in a somewhat similar position to Netflix today: "[I]t is important to note that a share repurchase is not simply an act of "returning capital to shareholders" since it is also the company effectively making an investment in itself…for the benefit of shareholders who choose to remain investors for the longer term" [FN 3].

Lastly, it is imperative that Netflix's independent directors demonstrate their commitment to stand in the shoes of the shareholders buy actually buying shares (it's not complicated!) According to Netflix's Form 4 SEC filings, below are how many shares of Netflix stock our non-management directors have bought on the open market over the past 3 years:

1. Jay Hoag (Lead Independent Director): Zero Shares

2. Timothy Haley: Zero Shares

3. Leslie Kilgore: Zero Shares

4. Strive Masiyiwa: Zero Shares

5. Ann Mather: Zero Shares

6. Richard Barton: Zero Shares

7. Rodolphe Belmer: Zero Shares

8. Mathias Döpfner: Zero Shares

9. Brad Smith: 6,899 Shares in August 2019

One out of nine is not good enough. With the stock down over 70% in six months and the post-earnings window presumably open for insiders to buy, what exactly are they waiting for? If not now, when?

Sincerely,

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

FN 1 - https://nypost.com/2021/10/31/colin-kaepernick-compares-nfl-tactics-to-slavery-in-netflix-special/

FN 2 - https://twitter.com/elonmusk/status/1516600269899026432

FN 3 - https://carlicahn.com/apple_shareholder_letter/